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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                            THE FORTRESS GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)


                                    34956K207
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                                 (CUSIP Number)

Robert Short
603 Park Point Drive, Suite 201
Golden, Colorado 80401
(303) 526-0643

With a copy to:

Karen L. Roberts, Paralegal
Otten, Johnson, Robinson, Neff & Ragonetti, P.C.
950 Seventeenth Street, Suite 1600
Denver, Colorado 80202
(303) 825-8400



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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34956K207

(1)  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert Short
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(2)  Check the Appropriate Box if a Member of a Group (see Instructions)

     (a)  / /
     (b)  /X/
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(3)  SEC Use Only


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(4)    Source of Funds (See Instructions).

       PF, OO (See Item 3)
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(5)  Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [  ]

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(6)  Citizenship or Place of Organization

     U.S.A.
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Number of           (7)  Sole Voting Power         1,329,052.3 shares (1)(3)(4)
Shares              ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power         146,698.3 shares (2)(3)
Owned by            ------------------------------------------------------------
Each Reporting      (9)  Sole Dispositive Power    1,329,052.3 shares (1)(3)(4)
Person With:        ------------------------------------------------------------
                    (10) Shared Dispositive Power    865 shares (2)
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,329,917.3 shares (1)(2)(3)(4)
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

     / /
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(13) Percent of Class Represented by Amount in Row (11)

     33.4% (based on 3,112,438 shares outstanding on November 14, 2001, as reported in Issuer's 10Q for the quarter ended September 30, 2001)
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(14) Type of Reporting Person (See Instructions)       IN

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(1)  Includes 454,052 shares of Common Stock held by Reporting Person prior to this report.

(2) Includes 865 shares of Common Stock (adjusted to reflect the 1:4 reverse split effected by the Issuer on July 10, 2000) owned by Reporting Person's spouse.

(3) Includes 145,833.3 shares of Common Stock receivable upon conversion of 3,500 shares of Class AAA Convertible Redeemable Preferred Stock. The Preferred Stock is subject to a Voting Trust pursuant to the PS&VT defined below in Item 4.

(4) Includes 729,167 shares of Common Stock receivable upon exercise of Warrants (see Item 4 below).


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ITEM 1. SECURITY AND ISSUER

     This statement relates to the Reporting Person's deemed beneficial ownership of Common Stock, Par Value $.01 Per Share, in The Fortress Group, Inc. (the "Issuer") existing by virtue of the purchase by Reporting Person from Prometheus Homebuilders LLC, a Delaware limited liability company ("Prometheus"), pursuant to a Letter Agreement dated July 31, 2001 in the form attached hereto as Exhibit 1 and incorporated herein by reference (the "Letter

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Agreement"), of (i) 3,500 shares of Class AAA Convertible Redeemable Preferred
Stock (the "Preferred Stock"), which shares of Preferred Stock were convertible into 145,833.3 shares of Common Stock on July 31, 2001; and (ii) 729,167 Warrants (the "Warrants"), representing, upon exercise, one share of Common Stock per Warrant, which became exercisable on September 30, 2001 (the Preferred Stock and Warrants are referred to herein collectively as the "Securities"). Issuer's name is The Fortress Group, Inc., and Issuer's principal executive offices are located at 1650 Tysons Boulevard, Suite 600, McLean, VA 22102

ITEM 2. IDENTITY AND BACKGROUND

     (a)  This statement is filed by Robert Short (the "Reporting Person")

     (b) The business address of Reporting Person is: 603 Park Point Drive, Suite 201, Golden, Colorado 80401

     (c) Reporting Person is President of The Genesee Company, Inc., which company is principally involved in the homebuilding industry and is located at 603 Park Point Drive, Suite 201, Golden, Colorado 80401. Reporting Person is a member of the Board of Directors of Issuer.

     (d) During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the terms of the Letter Agreement, Reporting Person paid Prometheus the amount of $3,500,000 for the purchase of the Securities, of which (a) $1,750,000 was paid by Reporting Person in cash from personal funds and (b) $1,750,000 was paid by Reporting Person's execution, issuance and delivery to Prometheus of a Secured Promissory Note in the form of Exhibit A to the Letter Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to the Letter Agreement, as of July 31, 2001, Reporting Person purchased the Preferred Stock from Prometheus, thereby reducing at that time the number of preferred shares owned by Prometheus in the Issuer from 28,500 to 25,000. The Preferred Stock purchased by Reporting Person is convertible into 145,833.3 shares of Common Stock. The Preferred Stock is subject to a Pledge, Security and Voting Trust Agreement dated July 31, 2001 in the form of Exhibit B to the Letter Agreement (the "PS&VT"). The Preferred Stock was convertible at the time purchased and, therefore, on July 31, 2001

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     (the Date of Event shown on the cover page hereto) raised the aggregate amount of shares beneficially owned by Reporting Person to 600,750.3 shares, representing 18.5% of the Class (based on 3,099,754 shares outstanding on May 15, 2001 as reported is Issuers Form 10-Q for the quarter ended March 31, 2001).

     Pursuant to the Letter Agreement, Reporting Person also purchased from Prometheus 729,167 Warrants to purchase 729,167 shares of Common Stock, thereby reducing the number of Warrants owned by Prometheus at that time to 5,208,333. Pursuant to the PS&VT, Prometheus retained a first priority security interest in the Warrants which it sold to Reporting Person and any shares of Common Stock issuable upon the exercise thereof. The Warrants became exercisable on September 30, 2001.

     Upon the conversion of the Preferred Stock and the exercise of all of the Warrants, Reporting Person will beneficially own a total of 1,329,917.3 shares of Common Stock of the Issuer, which amount includes (i) 454,052 shares of Common Stock held by Reporting Person prior to this report, (ii) 865 shares of Common Stock owned by Reporting Person's spouse, (iii) 145,833.3 shares of Common Stock receivable upon conversion of the Preferred Stock, and (iv) the 729,167 shares of Common Stock receivable upon the exercise of the Warrants.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Assuming conversion of all of the 3,500 shares of Class AAA Convertible Redeemable Preferred Stock into Common Stock at a conversion price of $24.00 per share for 145,833.3 shares of Common Stock, the exercise of the Warrants for 729,167 shares of Common Stock at an exercise price of $.04, and including 454,052 shares of Common Stock held by Reporting Person prior to this report and the 865 shares of Common Stock owned by Reporting Person's spouse, such 1,329,917.3 total shares would represent 33.4% of the issued and outstanding class of securities identified in Item 1 (based upon 3,112,438 shares of Common Stock issued and outstanding as of November 14, 2001 as reported in Issuer's Form 10Q filed for the quarter ended September 30, 2001).

     (b) Upon conversion of the Preferred Shares into 145,833.3 shares of Common Stock and upon exercise of the Warrants into 729,167 shares of Common Stock, Reporting Person will have sole voting power for a total of 1,329,052.3 shares.

          Reporting Person shares voting power for 865 shares of Common Stock, due to ownership of such shares by Reporting Person's spouse. Additionally, pursuant to a Pledge, Security and Voting Trust Agreement dated July 31, 2001 in the form of Exhibit B to the Letter Agreement (the "PS&VT"), Prometheus (i) retained a first priority security interest in, and the right (as voting trustee) to vote, all of the shares of Preferred Stock; (ii) not retained any right to vote any shares of Common Stock issuable upon the conversion of such shares of Preferred Stock; but (iii) retained a first priority security interest in such shares of Common Stock.

          Reporting Person has the sole power to dispose or to direct the disposition of an aggregate of 1,329,052.3 shares of Common Stock, which total includes the

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          145,833.3 shares of Common Stock receivable after the conversion of the Preferred Stock and the 729,167 shares of Common Stock receivable upon the exercise of the Warrants, subject only to a first priority security interest in such shares of Common Stock granted to Prometheus, pursuant to the PS&VT.

          Reporting Person shares the power to dispose or to direct the disposition of 865 shares of Common Stock owned by Reporting Person's spouse.

          With regard to Reporting Person's spouse (with whom Reporting Person shares the power to vote or to direct the vote or to dispose or direct the disposition of 865 shares of Common Stock):

               The full name of Reporting Person's spouse ("Spouse") is:

               Linda Ann Short

               The residence or business address of Spouse is:

               435 Ennisbrook Drive
               Montesito, California  93108

               Spouse's present principal occupation or employment is marketing and the name, principal business and address of any corporation or other organization in which such employment is conducted is:
               The Touchstone Company, which is a real estate marketing company located at 390 Union Blvd., Suite 580, Lakewood, Colorado 80228.

               During the last five years, to the best of Reporting Person's knowledge, Spouse has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               Spouse is a citizen of the United States.

          With regard to Prometheus (with whom Reporting Person shares the power to vote or to direct the vote or to dispose or direct the disposition of shares of Common Stock as described above):

               The full name of Prometheus is: Prometheus Homebuilders LLC, a Delaware limited liability company.

               The business address of Prometheus is:

               c/o Lazard Freres Real Estate Investors, LLC

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               30 Rockefeller Plaza, 63rd Floor
               New York, New York  10020

               Prometheus is engaged in real estate investment.

               During the last five years, to the best of Reporting Person's knowledge, Prometheus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               Prometheus was formed in the state of Delaware, United States.

     (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the parties named above in Section (b) have acquired any shares of Common Stock of the Company during the past sixty days, other than the purchases reported herein.

     (d) Reporting Person's spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 865 shares of Common Stock owned by her.

          Pursuant to the PS&VT described above, Reporting Person pledged to Prometheus a first priority security interest and lien in the Securities (as defined above), all of the shares of the common stock of the Issuer issued upon the conversion or exercise of any of the Securities, all certificates representing any of the Securities or common stock, and all dividends, interest, cash, instruments and other property or proceeds, from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the foregoing. The PS&VT creates a continuing security interest until payment in full of the Promissory Note, in the form of Exhibit A to the Letter Agreement, given by Reporting Person to Prometheus pursuant to the Letter Agreement.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to a Recognition Agreement, dated July 31, 2001, in the form of Exhibit C to the letter Agreement (the "Recognition Agreement"), the number of Warrants was fixed at 5,937,500. The Recognition Agreement also clarified and amended certain terms of the Warrants and the Warrant Agreement.

     Pursuant to the PS&VT, Prometheus (i) retained a first priority security interest in, and the right (as voting trustee) to vote, all of the shares of Preferred Stock; (ii) not retained any right to vote any shares of Common Stock issuable upon the conversion of such

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     shares of Preferred Stock; (iii) retained a first priority security interest in the shares of Common Stock issuable upon the conversion of the shares of Preferred Stock; and (iv) retained a first priority security interest in the Warrants and the 729,167 shares of Common Stock receivable upon the exercise of the Warrants, together with a first priority security interest and lien in all certificates representing any of the Securities or Common Shares and all dividends, interest, cash, instruments and other property or proceeds, from time to time received, receivable or otherwise distributed in respect or exchange for any or all of the foregoing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 Letter Agreement dated July 31, 2001 in the form attached hereto and incorporated herein by reference.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    DECEMBER 28, 2001
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                                                         Date

                                                 /s/
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                                                       Signature

                                                      Robert Short
                                        ----------------------------------------
                                                       Name/Title


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